FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of September, 2004

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 14, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Gold Hill Drill Results

MAX Resource Corp. (“MAX”) is pleased to announce the results from first phase drilling at its Gold Hill Project in Alaska.  Seven core holes were drilled to test previous high grade mineralization encountered by Amax Gold in the 1980’s.  The results are as follows:

HQ Core

True Width

Au

Cu

Drill hole #

From

To

(feet)

g/t

%

04-1

29

35

6

1.87

125

130

5

5.24

170

175

5

0.33

175

180

5

1.6

0.47

04-2

no significant gold values

04-3

180

185

5

1.02

04-4

no significant gold values

04-5

50

55

5

1.34

04-6

90

95

5

1.09

130

145

15

2.88

Includes

130

135

5

5.28

Includes

140

145

5

1.75

04-7

40

45

5

2.47

80

85

5

1.66

Mr. Clancy J. Wendt, P.Geo., VP Exploration for MAX states:  “We are extremely pleased with our initial exploration program.  We confirmed the original gold values from previous drilling by Amax Gold, and exploration identified at least four additional zones and structures.”

The new zones identified include a major structure with approximately one meter of mineralization grading 14.4 gpt gold and 0.18% copper, and a sheeted zone where values of 7.9 gpt gold and 1.1% copper were found in the fractures.

Petrographic work indicates that the drill core is almost all diorite to intermediate composition intrusive rocks.  Polished section work showed that gold is found in a free state and is related to the intrusions. Pyrite, arsenopyrite, pyrrhotite, chalcopyrite, molybdenum, native copper, and gold are found in veins and as disseminations in the host rocks.

The Gold Hill property is located next to the southern portion of the prolific Tintina Gold Province, approximately 145 miles north of Anchorage, Alaska.  Logistics are good as the property is located only 10 miles off the paved Denali highway from Cantwell, Alaska.

Clancy J. Wendt, P.Geo. serves as the Qualified Person for the project and has reviewed this press release.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

September 15, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

HIGH GRADE URANIUM INTERSECTED ADJACENT TO MAX’S CLAIMS IN THE NORTHWEST TERRITORIES

MAX Resource Corp. (“MAX”) has been advised by Alberta Star Exploration Inc. (TSX-V:ASX; OTC BB: ASXSF) that Fronteer Development Group (TSX:FRG), as operator, has intersected high-grade uranium mineralization on their Longtom Lake property in the Bear province of Canada's Northwest Territories, immediately adjacent to MAX’s Target 1 and Target 2 Claims, which are jointly held with Alberta Star.

Drilling conducted by Fronteer intersected:

•

1.68 per cent U3O8 over one metre at a downhole depth of 80 metres. This uranium intercept was part of a broader interval that returned 0.56 per cent U3O8 over three metres; and

•

0.16 per cent U3O8 over one metre was intersected at a depth of 51 metres in the same hole.

Previous drill campaigns by other operators focused on the copper-gold potential of the property but also intersected anomalous to high-grade uranium. Within a 300-metre radius of the new high-grade discovery, eight historic drill holes intersected uranium mineralization with indicated values ranging between:

•

0.21 per cent U3O8 over 0.6 metre at a downhole depth of 44.5 metres; and

•

0.48 per cent U3O8 over 1.5 metres at a downhole depth of 59 metres.

Based on recent drill hole results and historical records in the surrounding area, there are indications of a near-surface uranium system, that has both size and high-grade potential. The world average grade from producing uranium mines is 0.15 per cent U3O8.

Over the next decade, uranium supply is expected to fall short of demand and the current production shortfall is more than 300 million pounds.  Spot uranium prices have risen from a cyclical low of $7.10 (U.S.) per pound in late 2000 to a recent 20 year-high price of $19.50/lb.

Fronteer has the option, subject to TSX Venture Exchange approval, to earn a 75% interest in the Longtom Lake property from Alberta Star by paying $15,000 in cash and spending an aggregate of $500,000 on exploration over three years.  Fronteer will be the operator of the program during the earn-in period.   Fronteer has, in turn, sub-optioned a 50% interest in the Longtom project to Northwestern Mineral Ventures Inc. (TSX-V:NWT) in exchange for Northwestern completing $5.0-million in exploration work by September, 2008.   Based on the current and projected price of uranium, Northwestern's management team has asked Fronteer, as operator, to prepare a follow-up program on the Longtom property. This program is to explore and expand uranium targets over the course of the next year.

In January, 2003 MAX acquired a 50% interest in the Target 2 Claim, located adjacent to and immediately north and west of Alberta Star’s Longtom Lake property located 350 kilometers northwest of Yellowknife.  The Target 2 Claim is comprised of 2,530.8 hectares.

In April, 2003 MAX acquired a 50% in the Target 1 claim, comprising 1,781.9 acres adjacent to the west side of the Longtom Lake property.   Subsequent to MAX acquiring its interests in the Target 1 and 2 Claims, the vendor sold the remaining 50% interest in both of these claims to Alberta Star.

More information on these properties is available at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   October 2, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director